Exhibit 3

CONSULTING AGREEMENT

This CONSULTING AGREEMENT (“Consulting Agreement”) is entered into, as of June 10, 2008 (the "Effective Date"), by and between Republic First Bancorp, Inc. (the “Company”) and Vernon W. Hill, II (“Consultant”).

WITNESSETH

WHEREAS, the Company and Consultant wish to enter into a consulting relationship on the terms and conditions exclusively set forth in this Consulting Agreement.

NOW THEREFORE, in consideration of the mutual covenants and promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Consultant hereby agree as follows:

1.   Term; Termination.

                         (a)    The initial term of this Consulting Agreement shall commence on the Effective Date and shall continue until the fourth anniversary of the Effective Date, unless terminated sooner pursuant to Section 1(b) below (the "Initial Term").  This Consulting Agreement shall continue in effect for successive one-year periods thereafter, unless terminated sooner pursuant to Section 1(b) below or unless notice is given in writing by either party to the other party – at least 60 days prior to the fourth anniversary of the Effective Date or prior to any anniversary of the Effective Date thereafter – of the Company's or Consultant's desire to modify, amend or terminate this Consulting Agreement (collectively, including the Initial Term, the "Term").

                        (b)     Consultant may terminate this Consulting Agreement and the Term at any time upon 10 days advance written notice to the Company.  The Company may terminate this Consulting Agreement and the Term upon written notice to Consultant only if (i) Consultant engages in willful misconduct or is grossly negligent in the performance of the "Consulting Services" (as defined below); (ii) Consultant materially fails or refuses to perform the Consulting Services after reasonable advance request by the Company; (iii) Consultant is convicted of, or enters a plea of guilty or nolo contendere to, a felony; (iv) Consultant engages in any willful or intentional act that is materially injurious to the reputation, business or business relationships of the Company or its subsidiaries; (v) Consultant is unable, with reasonable accommodation, to perform the Consulting Services because of physical or mental impairment; or (vi) Consultant breaches in any material respect any of his obligations under Section 4 below. The Term shall also end without any action by the Company upon the death of the Consultant.

                        (c)   Upon any termination of Consultant's engagement as a consultant hereunder, the Company shall pay Consultant all fees and reimburse Consultant for all reasonable expenses incurred hereunder prior to the date of termination.

2.   Consulting Services.  From time to time during the Term, Consultant shall provide advisory and consulting services with respect to strategic matters and opportunities regarding the Company and its business and operations, for a minimum of 24 hours per month (the "Consulting Services").

3.      Consulting Fees.  As compensation for the Consulting Services, the Company will pay to Consultant a monthly fee based on a per annum rate of Two Hundred Fifty Thousand Dollars ($250,000), payable via bank wire transfer on the last day of each month.  In addition, the Company shall reimburse Consultant for all reasonable out-of-pocket expenses incurred by Consultant in connection with the performance of the Consulting Services.  The Company shall reimburse all expenses due to Consultant within a reasonable period after Consultant submits such expenses to the Company for reimbursement provided that the expenses are incurred during the Term, are submitted to the Company within (30) days after they are incurred, and otherwise are substantiated in accordance with the reimbursement policy of the Company.  If any reimbursement is taxable to the Consultant, the following provisions shall apply: The amount of expenses that are eligible for reimbursement during the taxable year of the Consultant may not affect the expenses eligible for reimbursement in any other taxable year.  The reimbursement must be paid to the Consultant within thirty (30) days after the Consultant submits the related expense reports and receipts.  The right to reimbursement is not subject to liquidation or exchange for another benefit.  A taxable reimbursement otherwise will be made in a manner intended to avoid the imposition of tax under Section 409A of the Internal Revenue Code of 1986.

4.   Restrictive Covenants.

(a)   Non-Competition. Consultant hereby covenants and agrees that during the Term, Consultant shall not, without the written consent of the Company, become an officer, employee, consultant, director or trustee of any savings bank, savings and loan association, savings and loan holding company, bank or bank holding company or credit union, or any direct or indirect subsidiary of any such entity, which is headquartered in the states of New York, New Jersey or Pennsylvania or the owner of 10% or greater of the voting equity of any such entity; provided, however, that this shall not prohibit or restrict any investment in any such entity by Hill Townsend Capital or any other investment company or fund with which Consultant is affiliated and the fund manager or advisor for which is registered with the U.S. Securities and Exchange Commission.

(b)   Confidentiality.  Consultant hereby covenants and agrees that during the Term and for the period ending two years after the latter of (i) the effective date of termination of this Consulting Agreement and (ii) the date upon which the Designee ceases to serve as a director of the Company and the Bank he shall not directly or indirectly use or disclose, except as required by law or judicial or regulatory proceedings or as authorized by the Company, any “Company Information” (as defined below) that Consultant may have or acquire (whether or not developed or compiled by Consultant) during the Term.  The term “Company Information” as used in this Consulting Agreement shall mean confidential or proprietary information including strategic plans specific to the Company and its business operations, technical and financial information and customer or client lists, relating to the Company or its programs or procedures, including without limitation, information received by the Company from third parties under confidential conditions.  Notwithstanding the foregoing, the term “Company Information” shall also include, without limitation, the Company’s computer database, forms and form letters, form contracts, information regarding specific transactions, financial information and estimates and long-term planning and goals specific to the Company and its business operations.  The term “Company Information” shall not include information that has become generally available to the public other than as a result of disclosure by Consultant in violation of this Consulting Agreement.  Consultant also agrees to comply with the terms of the Company’s securities trading policy during the Term.  Notwithstanding anything to the contrary set forth herein, the Company acknowledges that Consultant has been retained due to, among other things, provide his experience and expertise in the management of the operations, growth and strategic development of retail and commercial banking businesses, and the restrictions on disclosure and use of Company Information set forth in this Section 4(b) shall not be deemed to prohibit Consultant from utilizing that experience and expertise following termination of the non-compete covenant set forth in Section 4(a) above in connection with his acting in any capacity or taking any action that might otherwise be prohibited during the period of effectiveness of such non-compete covenant.

(c)   Non-Solicitation.   Consultant hereby covenants and agrees that  during the Term and, if this Consulting Agreement is terminated prior to the expiration of the Initial Term, for a period of six (6) months after the effective date of such termination, Consultant shall not without the written consent of the Company: (i)  solicit, offer employment to, or take any other action intended to cause any officer or employee of the Company or any of its subsidiaries to terminate his or her employment and accept employment or become affiliated with, or provide services for compensation in any capacity whatsoever to, any savings bank, savings and loan association, bank, bank holding company, savings and loan holding company, or other financial institution; (ii) provide any information, advice or recommendation to any officer or employee of the Company or any of its subsidiaries with respect to any savings bank, savings and loan association, bank, bank holding company, savings and loan holding company, or other financial institution,  that is intended to cause such officer or employee of the Company or any of its affiliates or subsidiaries to terminate his or her employment and accept employment or become affiliated with, or provide services for compensation in any capacity whatsoever to, any savings bank, savings and loan association, bank, bank holding company, savings and loan holding company, or other financial institution; or (iii) solicit, provide any information, advice or recommendation or take any other action intended to cause any customer (other than Consultant or any customer affiliated with or related to Consultant as of the date of this Consulting Agreement) of the Company or any of its subsidiaries to terminate an existing business or commercial relationship with the Company or its subsidiaries.

5.   Independent Contractor Relationship.  The manner, means, details or methods by which Consultant performs the Consulting Services under this Consulting Agreement shall be solely within Consultant's discretion.  The Company shall not have the authority to, nor shall it, supervise, direct or control the manner, means, details or methods by which Consultant performs the Consulting Services under this Consulting Agreement and nothing in this Consulting Agreement shall be construed to grant the Company any such authority.  Consultant shall not become, by virtue of the consulting relationship described herein, an employee of the Company.  Consultant and the Company acknowledge and agree that Consultant's relationship with the Company shall be that of an independent contractor.  Nothing in this Consulting Agreement is intended, or should be construed, to create a partnership, agency or joint venture between Consultant and the Company.

6.   Board Representation.  Subject to the director qualification standards of each of the Company and Republic First Bank (the “Bank”), within 30 calendar days of the date of this Consulting Agreement, the Company shall, and shall cause the Bank to, appoint Consultant’s designee (the “Designee”) to the Board of Directors of the Company and the Board of Directors of the Bank, respectively, as a Class III member to serve in accordance with the articles of incorporation and bylaws of the Company and the articles of incorporation and bylaws of the Bank.  During the Term, (i) with respect to each meeting of the Company's stockholders at which the Designee's then-current term expires, the Company's board of directors shall nominate the Designee and the Company shall recommend to its stockholders the election of the Designee to the Company's board of directors, and the Company shall solicit proxies for election of the Designee to the same extent as it solicits proxies for its other nominees for the board of directors, and (ii) with respect to each meeting of the Bank's stockholder (or any action by written consent in lieu of such meeting) at which the Designee's then-current term expires, the Company shall elect the Designee to serve on the Bank's board of directors, in each case subject to the director qualification standards of the Company and the Bank, respectively.  During the Term, in the event that the Designee is unable to continue serving as a director of the Company and the Bank as a result of illness, incapacity, death, retirement, resignation or any other reason, Consultant shall designate an individual to replace the Designee as a director of the Company and the Bank, subject to the director qualification standards of the Company and the Bank, respectively, and the Company shall promptly take all action necessary to cause such individual to be elected to the boards of directors of the Company and the Bank (and such individual shall constitute the "Designee" for all purposes hereunder).  The Designee shall be entitled to the same compensation, expense reimbursement and indemnification in connection with his or her service as a director as are enjoyed by the other members of the board of directors of the Company and the Bank. Upon termination of this Consulting Agreement pursuant to Section 1(b) by the Company or by the Consultant, or, if later, on such date as Consultant, together with (i) his affiliates, (ii) the persons listed on the attached Exhibit A and (iii) any other person who may be deemed, with Consultant, to constitute a “group,” (within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder), is not the record or beneficial owner of at least 4.9% of the outstanding Common Stock of the Company, Consultant shall use his reasonable best efforts to cause the Designee to resign from service as a director of the Company and the Bank.

7.   Other Agreements of the Consultant.  In consideration of the provisions of this Consulting Agreement, during the Term and, if this Consulting Agreement is terminated prior to the expiration of the Initial Term, during the period ending on and including the date on which the Designee ceases to serve as a director of the Company and the Bank, Consultant agrees as follows:

(a)   Obligation Regarding Voting. To the extent permitted by law, Consultant shall vote or cause to be voted Company stock beneficially owned by Consultant in favor of Company proposals regarding ratification of the Company’s auditors and election of Company nominees to its Board of Directors.

(b)   Negative Covenants. Unless required by law or court order, Consultant shall not, directly or indirectly:

i. seek or accept representation of more than one member of the Board of Directors of the Company or the Bank;
                       ii.    seek to have any representative serve as the Chairman of the Board of directors, or chairman of an executive or similar committee of the Company or the Bank’s Board of Directors or as President or Chief Executive Officer of the Company or the Bank;

iii. propose a director in opposition to nominees proposed by the management of the Company or the Bank for the Board of Directors of the Company or the Bank, respectively;
iv. support, initiate or participate in any proxy contest against the Company or the Bank;
                 v.    cause, cooperate or otherwise aid in the preparation of any press release or other publicity (other than filings required by securities laws) concerning the Company or the Bank or its operations without prior approval of the Company unless required by law, in which case notice of such requirement shall be given to the Company or otherwise make any public statement in opposition to, or that would reflect negatively against, the Company or the Bank, the Board of Directors of the Company or the Bank, or any of the officers of the Company or the Bank;

                     vi.   directly or indirectly participate or act in concert with any affiliate, group or other person to participate, by encouragement or otherwise, in any litigation seeking to effect or facilitate (i) a change in control, consolidation, merger or sale, conveyance, transfer or other disposition of all or substantially all of the property and assets of the Company or the Bank, (ii) termination or removal of any of the Company’s officers or directors or (iii) a proposal regarding any action described in clauses (i) or (ii) above;

vii. seek to amend, or otherwise take action to change, the articles of incorporation, charter, or bylaws of the Company or the Bank;

                     viii.     acquire beneficial ownership of 10.0% or more of the outstanding common stock of the Company; or

                 ix.       assist, aid or abet any of its affiliates or associates that are not parties to this Consulting Agreement or act in concert with any person or company to do any of the foregoing.

8.   Specific Performance.  The parties acknowledge that the covenants set forth in Sections 4, 6 and 7 are under all of the circumstances reasonable and necessary for the protection of the Company and its respective business and the Consultant, as applicable.  In the event that Company or the Consultant, as applicable, shall breach any of the provisions of Sections 4, 6 or 7, or in the event that any such breach is threatened by such party, in addition to and without limiting or waiving any other remedies available to the non-breaching party, at law or in equity, the Company or the Consultant, as applicable, shall be entitled to immediate injunctive relief in any court, domestic or foreign, having the capacity to grant such relief, without the necessity of posting a bond, to restrain any such breach or threatened breach and to enforce the provisions of Sections 4, 6 and 7 while such provisions are in effect.  The Company and the Consultant acknowledge and agree that there is no adequate remedy at law for any such breach or threatened breach and, in the event that any action or proceeding is brought seeking injunctive relief, the breaching party shall not use as a defense thereto that there is an adequate remedy at law.  Nothing in this Section 8 shall affect or restrict or limit any other provisions of this Consulting Agreement, including Company’s or the Consultant’s right to terminate this Consulting Agreement pursuant to Section 1 hereof.

9.   Assignment. The obligations under this Consulting Agreement are personal to Consultant and may not be assigned by Consultant.  This Consulting Agreement is binding on, and will inure to the benefit of, the Company and its successors and assigns.

10.  Counterparts.  This Consulting Agreement may be executed in several counterparts, each of which is an original.  It shall not be necessary in making proof of this Consulting Agreement or any counterpart hereof to produce or account for any of the other counterparts.

11.  Governing Law.  This Consulting Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey, without regard to its choice-of-law rules.

12.  Entire Agreement; No Oral Modifications.  This Consulting Agreement sets forth the entire agreement between Consultant and the Company with respect to the subject matter contained therein and supersedes any and all other prior agreements, promises, covenants, arrangements, negotiations, communications, representations or warranties.  No waiver or modification in whole or in part of this Consulting Agreement, or any term or condition hereof, shall be effective against any party unless in writing and duly signed by the party sought to be bound.

13.    Notice.  For the purposes of this Consulting Agreement, notices, demands and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or (unless otherwise specified) mailed by United States certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Consultant:

Vernon W. Hill, II
Hill & Co.
17000 Horizon Way
Mt. Laurel, NJ 08054

If to Company:

Republic First Bancorp, Inc.
50 South 16th Street
Philadelphia, PA 19102
Attention: Harry D. Madonna
Chairman, President and Chief Executive Officer

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

14.     Validity.  The invalidity or unenforceability of any provision or provisions of this Consulting Agreement shall not affect the validity or enforceability of any other provision of this Consulting Agreement, which shall remain in full force and effect.

15.     Representations of Consultant. The Consultant hereby represents to the Company as follows: (i) except for the Amended and Restated Employment Agreement between Consultant and Commerce Bancorp, Inc., dated January 1, 2006, he is not bound by the terms of any agreement with any previous employer or other party to refrain from using or disclosing any trade secret or confidential or proprietary information in the course of his employment with the Company or to refrain from competing, directly or indirectly, with the business of such previous employer or other party, or by any other agreement that could restrict the Consultant’s ability to perform the Consulting Services contemplated hereby; (ii) his performance of Consulting Services as an independent contractor of the Company does not and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by him in confidence or in trust prior to his engagement of providing consulting services as an independent contractor to the Company; (iii) to his knowledge, the Consultant is not prevented from performing the Consulting Services by any applicable statute, rule, or regulation or regulatory authority; (iv) he has carefully read this Consulting Agreement, understands the contents herein, and freely and voluntarily assents to all of the terms and conditions of this Consulting Agreement; and (v) he has had an opportunity to fully discuss and review the terms of this Consulting Agreement with an attorney.

16. Survival.  The provisions of Sections 4(b), 4(c) and 7 shall survive the termination of this Consulting Agreement and shall terminate only at the conclusion of the respective periods stated therein; provided, however, that if the Company terminates this Consulting Agreement, the provisions of Section 7 shall not survive.  Except as set forth above, the provisions of this Consulting Agreement shall not survive termination of this Consulting Agreement.

IN WITNESS WHEREOF, Consultant and a duly authorized representative of the Company have executed this Consulting Agreement as of the Effective Date.

VERNON W. HILL, II	REPUBLIC FIRST BANCORP, INC.

/s/ Vernon W. Hill, II	By:	/s/ Harry D. Madonna
Vernon W. Hill, II		Harry D. Madonna
Chairman, President and Chief
Executive Officer

Exhibit A

John Silvestri
Steve Lewis
  T.J. Flocco Jr.

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